UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

(609) 243-0123

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Celator Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Celator”). The address of the Company’s principal executive office is 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628. The telephone number of the Company’s principal executive office is (609) 243-0123.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of the close of business on June 7, 2016, there were (1) 42,966,043 shares of Company Common Stock issued and outstanding, (2) 5,395,386 shares of Company Common Stock subject to Company stock options (“Company Stock Options”) with a weighted average exercise price of $2.47 per share and (3) 2,871,632 shares of Company Common Stock issuable upon the exercise of Company warrants (the “Celator Warrants”) with a weighted average exercise price of $3.69 per share.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), to purchase all of the outstanding shares of Company Common Stock (“Shares”), at a purchase price of $30.25 per Share (the “Offer Price”), net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 10, 2016. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the time the Merger becomes effective (the “Effective Time”), each outstanding Share (other than Shares (i) owned by the Company, (ii) owned by Parent or Purchaser or (iii) held by a stockholder of the Company who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL, and in the case of (i) and (ii), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest (the “Merger Consideration”). Please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Shares, Company Stock Options and Celator Warrants” below for a description of the treatment of Company Stock Options and Celator Warrants to purchase Shares. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 10, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the initial expiration date of the Offer is the time that is one minute following 11:59 p.m., New York City time, on July 11, 2016, on the date that is 20 business days (determined using Rule 14d- (g)(3) of the Exchange Act) following commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth on Schedule TO, the principal executive offices of Parent and Purchaser are located at Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland.

The information related to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger.

The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by certain documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (c) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) have been included in the Merger Agreement for the purpose of allocating risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.

Confidentiality Agreement

On December 22, 2014, the Company and Parent entered into a mutual confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The Confidentiality Agreement does not contain a standstill provision.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Tender and Support Agreement

On May 27, 2016, in connection with the Offer, each of CDK Associates, L.L.C. (which is affiliated with Mr. Scott Morenstein), Valence CDK SPV, LP (which is affiliated with Mr. Morenstein), Domain Partners VI, LP (which is affiliated with Ms. Nicole Vitullo), DP VI Associates L.P. (which is affiliated with Ms. Vitullo), Domain Associates, L.L.C. (which is affiliated with Ms. Vitullo), Quaker BioVentures, L.P. (which is affiliated with Mr. Richard Kollender), Garden State Life Sciences Venture Fund, L.P. (which is affiliated with Mr. Kollender), Dr. Lawrence Mayer, Mr. Scott Jackson, Mr. Fred Powell and Mr. Michael Dougherty (together, the “Supporting Stockholders”), entered into a tender and support agreement with Parent and Purchaser (the “Tender and Support Agreement”). Under the terms of the Tender and Support Agreement, the Supporting Stockholders have agreed, among other things, to tender Shares held by them pursuant to the Offer. The Tender and Support Agreement will terminate in certain circumstances, including upon termination of the Merger Agreement. As of May 27, 2016, the Supporting Stockholders owned an aggregate of approximately 18.4% of the outstanding Shares. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 11 under the heading “The Transaction Documents—Tender and Support Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger, the Offer and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors of the Company (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions. As described in more detail below, these interests include:

•	immediately prior to the Effective Time, the cancellation of all Company Stock Options currently held by any of the Company’s employees, consultants, executive officers or directors that remain outstanding and unexercised as of immediately prior to the Effective Time and whether or not exercisable or vested, and conversion of such Company Stock Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the excess of the Merger Consideration over the exercise price per Share underlying such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option;

•	the receipt of certain payments and benefits under certain of the executive officers’ individual employment agreements upon certain types of terminations of employment that occur within the 12-month period following the Effective Time; and

•	the entitlement to indemnification benefits in favor of the Company’s directors and officers.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Company’s Definitive Proxy Statement filed pursuant to Regulation 14A on April 28, 2016.

Effect of the Merger on Shares, Company Stock Options and Celator Warrants

Certain of the Company’s directors and executive officers hold Shares, Company Stock Options and Celator Warrants.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Merger Consideration per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Each of Messrs. Jackson, Powell and Dougherty and Dr. Mayer has agreed pursuant to the terms of the Tender and Support Agreement, solely in their respective capacities as stockholders of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Tender and Support Agreement.”

The table below sets forth information regarding Shares held by the Company’s executive officers and directors as of May 27, 2016 that would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on June 30, 2016 and each of the Company’s executive officer’s and director’s Shares remained unchanged from May 27, 2016.

Name	Shares of Common Stock Beneficially Owned		Total Merger Consideration of Shares ($)
Executive Officers
Michael Dougherty	20,000		$605,000
Scott Jackson	50,043		$1,513,801
Lawrence Mayer	118,614		$3,588,074
Fred Powell	31,458		$951,605
Directors	—		—
Jean-Pierre Bizzari	—		—
Richard S. Kollender	—	(1)	—
Joseph A. Mollica	—		—
Scott Morenstein	6,635	(2)	$199,427
Nicole Vitullo	—	(3)	—
Joseph M. Lobacki	—		—

(1)	As of May 27, 2016, Quaker BioVentures, L.P. (“Quaker BV”) was the beneficial owner of 1,345,400 Shares consisting of (i) 1,287,274 Shares and (ii) 58,126 Shares issuable upon the exercise of Celator Warrants. As of May 27, 2016, Garden State Life Sciences Venture Fund, L.P. (“GSLSVF”) was the beneficial owner of 658,072 Shares consisting of (i) 590,427 Shares and (ii) 67,645 Shares issuable upon the exercise of Celator Warrants. With regard to the Shares beneficially owned by Quaker BV, Quaker BioVentures Capital, L.P., Quaker BV’s general partner, and Quaker BioVentures Capital, LLC, Quaker BV’s general partners’ general partner, share voting and investment power with respect to these Shares. With regard to the Shares beneficially owned by GSLSVF, Quaker BioVentures Capital, L.P., GSLSVF’s general partner, and Quaker BioVentures Capital, LLC, GSLSVF’s general partner’s general partner, share voting and investment power with respect to these Shares. Mr. Kollender is the executive manager in Quaker Partners Management, L.P., or Quaker Management, which controls the voting and disposition of these Shares listed in footnote 1. Mr. Kollender disclaims beneficial ownership of these Shares, except to the extent of his pecuniary interest therein. Their address is Cira Center, 2929 Arch Street, Philadelphia, PA 19104.

(2)	Includes (i) 6,277 Shares and (ii) 358 Shares issuable upon the exercise of Celator Warrants. As of May 27, 2016, the CDK Group (as defined below) and the VLS Group (as defined below) were, in the aggregate, the beneficial owners of 4,950,400 Shares, and of such Shares (i) the CDK Group beneficially owns 3,295,451 Shares consisting of 2,246,469 Shares and 924,050 Shares issuable upon exercise of Celator Warrants held by CDK, 76,300 Shares owned by employees of an affiliate of Caxton and 6,277 Shares, 41,997 Shares issuable upon exercise of Company Stock Options and 358 Shares issuable upon exercise of Celator Warrants held by Mr. Morenstein, and (ii) the VLS Group beneficially owns 1,654,949 Shares consisting of 1,123,612 Shares and 314,611 Shares issuable upon exercise of Celator Warrants held by CDK SPV and 171,986 Shares and 44,740 Shares issuable upon exercise of Celator Warrants held by Mr. Roberts in his personal capacity. The CDK Group disclaims beneficial ownership over the Shares held by the VLS Group and further represent that they have no voting or dispositive powers over such Shares. The VLS Group disclaim beneficial ownership over the Shares held by the CDK Group and further represent that they have no voting or dispositive powers over such Shares. For purposes of this footnote (2), (i) CDK Group means, collectively, CDK Associates, LLC (“CDK”), Caxton Corporation (“Caxton”), Bruce Kovner (“Kovner”) and Mr. Morenstein, (ii) the VLS Group means, collectively, Valence CDK SPV, LP (“CDK SPV”), Valence Life Sciences GP II, LLC (“VLSGP”) and Eric W. Roberts. Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton. Mr. Morenstein is an employee of Caxton Alternative Management LP, an affiliate of Caxton. VLSGP is the general partner of the CDK SPV and Roberts is the sole manager of VLSGP. The address of the CDK Group is 731 Alexander Road, Bldg 2, Princeton, NJ 08540, and the address of the VLS Group is 590 Madison Avenue, 21st Floor, New York, NY 10022.

(3)	As of May 27, 2016, Domain Partners VI, L.P. was the beneficial owner of 2,563,887 Shares, which included (i) 2,401,524 Shares and (ii) 162,363 Shares issuable upon exercise of Celator Warrants. With regard to the Shares beneficially owned by Domain Partners VI, L.P. and DP VI Associates, L.P., the managing members of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P., share voting and investment power with respect to these shares. With regard to the Shares beneficially owned by Domain Associates, L.L.C., the managing members of Domain Associates, L.L.C. share voting and investment power with respect to these Shares. Ms. Vitullo is a managing member of Domain Associates, L.L.C. and a managing member of One Palmer Square Associates VI, L.L.C. Ms. Vitullo disclaimed beneficial ownership of these Shares, except to the extent of her pecuniary interest therein. Their address is One Palmer Square, Suite 515, Princeton, NJ 08542.

Equity-Based Incentive Awards

Stock Options

Under the Merger Agreement, each Company Stock Option outstanding and unexercised immediately prior to the Effective Time, whether or not exercisable or vested, will, immediately prior to the Effective Time, be canceled and converted into the right to receive a cash payment equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share underlying such Company Stock Option, multiplied by (ii) the number of Shares subject to such Company Stock Option, less any required withholding tax. These cash payments will be made at or reasonably promptly after the Effective Time, but in no event later than the later of (x) five business days after the Effective Time or (y) the first payroll date following the Effective Time.

The table below sets forth information regarding both the vested and unvested Company Stock Options held by the Company’s executive officers and directors as of June 7, 2016 that would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on June 30, 2016 and each of the Company’s executive officer’s and director’s vested and unvested Company Stock Options remained unchanged from June 7, 2016. The Company’s executive officers and directors may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested in accordance with their terms.

	Vested Options to be Canceled in Exchange for the Option Merger Consideration		Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Option Merger Consideration	Number of Options	Option Merger Consideration	Total Merger Consideration of Options
Executive Officers
Michael R. Dougherty	188,306	$5,266,028	488,751	$13,764,655	$19,030,693
Scott T. Jackson	837,944	$23,094,817	591,499	$16,611,632	$39,706,449
Lawrence Mayer, Ph.D.	267,018	$7,307,398	301,875	$8,521,031	$15,828,430
Fred M. Powell	291,938	$8,026,271	260,437	$7,323,699	$15,349,971
Directors
Jean-Pierre Bizzari	11,667	$320,609	30,333	$835,931	$1,156,540
Richard S. Kollender	36,164	$983,854	19,836	$547,298	$1,531,152
Joseph A. Mollica	62,832	$1,700,690	19,836	$547,298	$2,247,988
Scott Morenstein	36,164	$983,854	19,836	$547,298	$1,531,152
Nicole Vitullo	36,164	$983,854	19,836	$547,298	$1,531,152
Joseph M. Lobacki	29,165	$786,509	26,835	$734,731	$1,521,240

Employment Agreements

The Company is party to employment agreements with its executive officers, Scott Jackson (Chief Executive Officer) effective August 26, 2013, Lawrence Mayer (President and Chief Scientific Officer) effective December 19, 2002 and Fred Powell (Vice President and Chief Financial Officer) effective December 17, 2012, each as amended April 1, 2016, that provide for the severance payments and benefits described below upon a termination of employment either by the Company without cause or by the executive officer for good reason (each, as defined below) within 12 months following the consummation of a transaction (such as the Merger) that constitutes a change in control (a “qualifying termination”). Under each of the executive officer’s employment agreement, other than Mr. Dougherty, if a qualifying termination occurs, each executive officer would become entitled to the following, subject to the executive officer executing and not revoking a release of claims in favor of the Company:

•	With respect to Mr. Jackson, a lump sum cash payment equal to (a) 1.5 times the sum of Mr. Jackson’s annual base salary and annual bonus for the year in which his termination occurs, (b) an amount equal to Mr. Jackson’s earned bonus for the year in which his termination occurs and (c) if not previously paid, payment of any annual bonus earned in respect of a prior year;

•	With respect to Dr. Mayer, a lump sum cash payment equal to (a) 1.0 times the sum of Dr. Mayer’s annual base salary plus his annual bonus for the year in which his termination occurs, (b) an amount equal to Dr. Mayer’s earned bonus for the year in which his termination occurs and (c) if not previously paid, payment of any annual bonus earned in respect of a prior year;

•	With respect to Mr. Powell, a lump sum cash payment equal to (a) 1.0 times Mr. Powell’s annual base salary, (b) an amount equal to Mr. Powell’s earned bonus for the year in which his termination occurs and (c) if not previously paid, payment of any annual bonus earned in respect of a prior year;

•	With respect to each of Messrs. Jackson and Powell and Dr. Mayer, reimbursement of medical and dental insurance premiums for such executive and his eligible dependents at the same level in effect on the date of termination for a period of 18 months for Mr. Jackson and 12 months for Dr. Mayer and Mr. Powell;

•	With respect to Dr. Mayer and Mr. Jackson, a lump sum amount equivalent to the full gross value of each executive’s accrued but unused vacation, calculated based on the executive’s base salary at the time of termination; and

•	With respect to Mr. Jackson, reimbursement of outplacement or transition services of Mr. Jackson’s choosing not to exceed $20,000.

For purposes of Mr. Jackson’s employment agreement, as amended, “Cause” means (i) Mr. Jackson’s gross negligence or other misconduct that is materially injurious to the Company, monetarily or otherwise, including but not limited to any act or omission by Mr. Jackson of fraud, theft, dishonesty, embezzlement, falsification of records or moral turpitude; (ii) Mr. Jackson’s willful violation of the Company’s bylaws, Code of Conduct or other Company policy that is materially detrimental to the Company’s best interest, after receiving at least thirty (30) days of advance written notice and a reasonable opportunity to cure of an equivalent time period; (iii) Mr. Jackson’s intentional failure to perform any lawful duties assigned to him by the Board after receiving at least ten (10) days of advance written notice and the opportunity to cure to the satisfaction of the Board of an equivalent time period; (iv) the commission by Mr. Jackson of any act that constitutes a felony under the laws of the United States or the State of the Company’s principal place of business; and (v) any material breach by Mr. Jackson of the confidentiality, restrictive covenant or other specified sections of the employment agreement.

For purposes of Dr. Mayer’s employment agreement, as amended, “Cause” means (i) the commission of theft, embezzlement, fraud, obtaining funds or property under false pretenses or similar acts of misconduct with respect to the property of the Company or its employees or the Company’s customers or suppliers; (ii) oral or written representations made by Dr. Mayer to the Company that prove false; (iii) commission of an act of malfeasance, dishonesty or breach of trust against the Company or its employees or the Company’s customers or suppliers, including a breach by Dr. Mayer of any of his covenants or obligations under the Key Person Agreement; (iv) the entering of a plea of nolo contendre, a guilty plea, or any conviction of Dr. Mayer of any felony or of a misdemeanor involving moral turpitude; or (v) repeated and continued failure to fulfil Dr. Mayer’s duties or obligations of employment or Dr. Mayer’s breach of any material obligations and covenants under his employment agreement.

For purposes of Mr. Powell’s employment agreement, as amended, “Cause” means, except to the extent specified otherwise by the Board, a finding by the Board that the executive (i) breached the employment agreement; (ii) engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) disclosed trade secrets or confidential information to persons not entitled to receive such information, (iv) breached any written non-competition or non-solicitation agreement between the executive and the Company or (v) engaged in such other behavior detrimental to the interests of the Company as the Board determines.

For purposes of the employment agreements, as amended, with Messrs. Jackson and Powell and Dr. Mayer (Mr. Dougherty’s employment agreement does not contain a definition of “Good Reason”), “Good Reason” means a termination of employment by an executive for any of the following reasons: (i) the relocation of the office of the Company at which the executive is principally based to a location that is more than fifty (50) miles from the location of the Company’s office as of the effective date of the employment agreement; provided that such new location is more than fifty (50) miles from the location of the executive’s primary residence as of the effective date of the employment agreement; (ii) any failure by the Company to comply in all material respects with any material term of the employment agreement; (iii) the executive’s demotion to a lesser position than that in effect as of the effective date of the employment agreement or a substantial diminution of the executive’s authority, duties or responsibilities as in effect on the effective date of the employment agreement; or (iv) a material diminution of the executive’s base salary and benefits, in the aggregate, unless such reduction is part of a Company-wide reduction in compensation and/or benefits for all of its senior executives; provided, however, that “Good Reason” does not include a termination of the executive’s employment upon the executive’s death or disability or by the Company for Cause, or a reduction in title, position, responsibilities or duties solely by virtue of the Company being acquired in a change of control and made part of, or operated as a subsidiary or division of, a larger company or organization, so long as such new duties and responsibilities are reasonably commensurate with the executive’s experience.

The Company is also party to an employment agreement with Mr. Michael Dougherty (Executive Chairman), effective August 20, 2015, that does not provide for severance payments or benefits upon a qualifying termination; however, Mr. Dougherty’s employment agreement does provide for accelerated vesting of certain Company Options granted pursuant to his employment agreement, subject to Mr. Dougherty’s execution of a release of claims, upon the occurrence of a transaction such as the Merger. Given that all outstanding Company Options will accelerate and vest upon the effective time of the Merger in accordance with the Merger Agreement, this provision of Mr. Dougherty’s employment agreement will not apply in connection with the Merger.

The employment agreements, including the amendments thereto, with the executive officers other than Dr. Mayer, provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to any such executive officer may be reduced under such executive officer’s employment agreement.

In addition, the employment agreements, including the amendments thereto, provide that during each of the executive officer’s employment and for one year following the termination of his employment for any reason, each of the executive officer is prohibited from engaging in any business that competes with the Company and from soliciting certain Company customers or employees, and is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Potential Change in Control Payments to Named Executive Officers

The table below describes the estimated potential payments to each of the Company’s named executive officers under their respective agreements with the Company in connection with the Transaction. These amounts reflect only the payments that the executives would receive in connection with the Merger; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, absent the Merger. The amounts shown in the table are estimates only and based on multiple assumptions regarding events that may or may not actually occur, including assumptions described in this Section 14D-9 and in the footnotes to the table. As a result, the actual amounts that may be paid to a named executive officer in connection with the Merger may differ materially from the amounts set forth in the table.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the effective time of the Merger occurs on June 30, 2016, (ii) the employment of the executive is terminated without cause or by the executive for good reason on June 30, 2016, (iii) the executive’s base salary rates and annual target bonuses remain unchanged from those in place on June 7, 2016, and (iv) no executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the Merger, additional compensation or benefits.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total Value
Michael Dougherty	$—	$13,764,655	$—	$13,764,655
Scott Jackson	$1,127,250	$16,611,632	$56,000	$17,794,882
Lawrence Mayer	$405,486	$8,521,031	$18,835	$8,945,352
Fred Powell	$362,253	$7,323,699	$24,000	$7,709,952

(1)	The amounts listed in this column for each executive officer are payable on a double-trigger basis upon the executive officer’s qualifying termination in connection with the Merger, under the employment agreements described above under the heading “Employment Agreements” and specifically include for each executive officer other than Mr. Dougherty (i) 1.0 (1.5 in the case of Mr. Jackson) times the sum of the executive’s annual base salary plus his target annual bonus for 2016, (ii) pro-rated target bonus for 2016, (iii) with respect to Dr. Mayer and Mr. Jackson, a lump sum amount equivalent to the full gross value of each executive’s accrued but unused vacation. All of the amounts in this column will be paid in a lump sum cash payment. For purposes of the amounts in this column, it is assumed that (i) each of Messrs. Jackson and Powell and Dr. Mayer, as of the date of qualifying termination, earned a pro-rated bonus for the year of termination at target level performance and (ii) neither Dr. Mayer or Mr. Jackson had any accrued but unused vacation. These cash payments will be paid only if the executive officer experiences a qualifying termination of employment in connection with the Merger as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above. The base salary and the target bonus amounts used in the above calculations for the cash severance benefits payable to each named executive officer are as follows:

Name	Base Salary	Target Bonus	Pro-Rata Bonus
Scott Jackson	$450,900	$225,450	$112,725
Lawrence Mayer*	$265,892	$93,062	$46,531
Fred Powell	$308,300	$107,905	$53,953

*	Dr. Mayer’s salary and bonuses are converted from Canadian Dollars to US dollars based on the exchange rate of Canadian Dollars to US dollars of 1.2742:1 on June 9, 2016. Dr. Mayer would receive a base salary of Canadian $338,800, target bonus of Canadian $118,580 and pro-rata bonus of Canadian $59,290.

(2)	The amounts listed in this column represent the aggregate pre-tax amount payable pursuant to the Merger Agreement contingent upon the Effective time, as a result of the Merger, on a “single-trigger” basis, to each executive officer in respect of unvested Company Stock Options held by each of Messrs. Dougherty, Jackson and Powell and Dr. Mayer as of June 7, 2016, as described above under the heading “Equity-Based Incentive Awards-Stock Options”. Depending on when the Merger occurs, certain Company Stock Options may vest in the ordinary course in accordance with their terms.

(3)	For all named executive officers except Mr. Dougherty, consists of the value of medical and dental insurance premiums for twelve months (18 months in the case of Mr. Jackson), which will be paid monthly over the applicable period of welfare benefit continuation coverage, and with respect to Mr. Jackson, $20,000 reimbursement for outplacement or transition services. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of June 7, 2016 and is valued at the premiums in effect on June 7, 2016. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the effective time as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its respective affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Under the Merger Agreement, Parent has agreed that each continuing employee will, from and after the consummation of the Offer and for a period of 18 months following the Effective Time, be provided with (i) salary and incentive opportunities (excluding equity-based compensation) that are no less favorable in the aggregate than those provided to each continuing employee immediately prior to the consummation of the Offer and (ii) for continuing employees in the aggregate, employee benefits that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the consummation of the Offer. Parent has also agreed to provide (or cause the Surviving Corporation to provide) severance benefits to each continuing employee whose employment is terminated, on or before the 18 month anniversary of the date on which the Effective Time occurs, under circumstances that would have entitled such continuing employee to severance benefits under either the severance plan or policy of the Company applicable to such continuing employee immediately prior to the consummation of the Offer or a severance plan or policy of Parent applicable to similarly situated employees of Parent at the time of such termination, that are at least equal to the greater of those that would have been provided under any such severance plan or policy, except to the extent it would result in any duplication of benefits.

In addition, Parent has agreed to recognize service rendered by each continuing employee to the Company prior to the consummation of the Offer for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies under the employee benefit plans of Parent or the Surviving Corporation to the same extent such service was recognized under a similar Company employee benefit plan (but not for benefit accrual under any defined benefit pension plan or to the extent that such crediting would result in a duplication of benefits for the same period of service).

Parent has also agreed to cause each continuing employee to be immediately eligible to participate, without any waiting time, in any Parent employee benefit plans to the extent coverage under such Parent employee benefit plan replaces coverage under a comparable Company employee benefit plan in which such continuing employee participated immediately before the Effective Time. In addition, with respect to any Parent welfare benefit plan in which any continuing employee is eligible to participate after the Effective Time, Parent has agreed to (a) cause any limitations as to pre-existing conditions, exclusions, waiting periods and actively-at-work requirements to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company welfare benefit plan and (b) provide credit for deductibles and co-payments paid prior to the Effective Time in satisfying any analogous deductible or maximum out-of-pocket requirements to the extent applicable under any such plan, except to the extent it would result in any duplication of benefits.

Unless otherwise requested by Parent at least five days prior to the Effective Time, and contingent upon the consummation of the Merger, the Company will take all necessary actions to terminate the Company 401(k) plan, effective as of immediately preceding the consummation of the Merger.

Director Compensation

The Company compensates its non-employee directors for their service on the Board and its committees, but does not pay director fees to directors who are employees of the Company. Non-employee members of the Board receive a combination of cash compensation in the form of annual retainers, and equity incentive compensation for their service on the Board.

Director Fees Paid in Cash

Each of the Company’s non-employee directors receives compensation in the amount of $30,000 per year for service on the Board; however, the Board intends that at the next annual stockholder meeting this amount will be increased to $35,000. The audit committee chair receives an additional annual fee of $15,000 per year, and each other member of the audit committee receives compensation in the amount of $7,500 per year. The compensation committee chair receives an additional annual fee of $10,000 per year, and each other member of the compensation committee receives compensation in the amount of $5,000 per year. The nominating and governance committee chair receives an additional annual fee of $7,500 per year and each other member of the nominating and governance committee receives compensation in the amount of $3,750 per year. This compensation is payable quarterly in arrears and pro-rated for any portion of the year during which the director serves in the respective capacity.

Director Equity-Based Compensation

Each of the Company’s non-employee directors receives (a) a grant of Company Stock Options exercisable for the purchase of 28,000 Shares upon joining the Board and (b) each continuing director receives a Company Stock Option exercisable for the purchase of 14,000 Shares upon reelection to the Board at each annual meeting of stockholders; however, starting in June 2016, each continuing non-employee director will receive a grant of Company Stock Options exercisable for the purchase of 20,000 Shares, or the economic equivalent thereof, upon reelection to the Board at each annual meeting of stockholders.

Please see the section above entitled “Merger Agreement— Effect of the Merger on Shares, Company Stock Options and Celator Warrants” for more information on the treatment of equity held by directors in the Merger.

Treatment of Warrants

Each outstanding Celator Warrant will be treated in accordance with the terms of the relevant agreement between the Company and the holder of such Celator Warrant (the “Celator Warrant Agreements”). Prior to the Effective Time, Parent and Celator will deliver notice of the transactions contemplated by the Merger Agreement to the holders of Celator Warrants in accordance with the terms of the relevant Celator Warrant Agreement. At the Effective Time, Parent will assume each Celator Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms without any action on the part of the holder thereof.

Name	Number of Shares Underlying Warrants
Scott Morenstein	358

Director and Officer Indemnification and Insurance

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors (the “Indemnification Agreements”). The Indemnification Agreements clarify the process and procedures concerning indemnification rights and obligations of the Company’s directors. The Indemnification Agreements provide, among other matters, that the Company will indemnify each director to the fullest extent permitted by law, advance to such director all related expenses actually and reasonably incurred (subject to repayment of any expenses advanced if it is ultimately determined that the director is not entitled to be indemnified against such expense), and advance expenses actually and reasonably incurred by such director for expenses as a witness, or is made in response to discovery requests, in any proceeding to which such director is not a party. The foregoing summary of the provisions of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.

Agreements in the Merger Agreement

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or was a director, officer, employee or agent of the Company (each an “Indemnified Party”). Specifically, all rights to indemnification, exculpation and advancement of expenses in favor of any Indemnified Party, as provided in the Company’s certificate of incorporation, by-laws or certain other agreements in effect on May 27, 2016, in the form previously made available to Parent, (i) will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, may not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

In addition, the Merger Agreement provides that for a period of not less than six years from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action, investigation or proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director or officer (including as a fiduciary with respect to an employee benefit plan) of the Company or its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time.

The Merger Agreement provides that the Company may obtain and fully pay the premium for “tail” director’s and officers’ liability insurance policies in respect of any acts or omissions occurring at or prior to the Effective Time for a period of not less than six years from the Effective Time, covering each Indemnified Party and containing terms and conditions that are, individually and in the aggregate, no less favorable than those of the Company’s directors’ and officers’ liability insurance in effect on May 27, 2016; provided that the maximum aggregate annual premium for such “tail” insurance policies may not exceed 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. If the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent will maintain in effect the Company’s directors’ and officers’ liability insurance policies in effect on May 27, 2016 in respect of acts and omissions occurring at or prior to the Effective Time. Neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance.

In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent must cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in the Merger Agreement related to Indemnified Parties.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting of the Board held on May 27, 2016, the Board unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Board’s Recommendation.

Background of the Offer

The Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Board and management have periodically reviewed potential strategic alternatives to enhance stockholder value. In particular, the Board and management have reviewed a number of strategic transactions, including potential partnership arrangements to commercialize the Company’s lead product, VYXEOSTM (also referred to as CPX-351), outside of the United States or a potential sale of the Company. In connection with this exploration, the Company’s representatives regularly engaged in dialogue, and where appropriate executed confidentiality agreements, with other participants in the pharmaceutical industry.

In connection with the Company’s consideration, evaluation and exploration of certain potential financings, partnerships, mergers and acquisitions or similar strategic transactions, on September 8, 2014, the Company engaged MTS Health Partners, L.P. (references herein to “MTS” shall generally mean MTS Health Partners, L.P., except that for purposes of “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor” and the accompanying financial analyses, “MTS” shall refer to MTS Securities, LLC, an affiliate of MTS Health Partners, L.P.) to act as the Company’s financial advisor. Prior to such engagement, the Board considered, among other things, the fact that MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (exclusively those in the healthcare industry) and securities in connection with partnerships, mergers and acquisitions, financings and for other purposes, and that MTS is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions.

In the fall of 2014 and spring of 2015, the Board held several telephonic meetings, with members of management and representatives of MTS and Duane Morris LLP (“DM”), regular corporate counsel to the Company, participating, to discuss potential strategic alternatives for the Company and the capital needs required to pursue the Company’s operational plan as a standalone company. The Board discussed potential risks and benefits of continuing to pursue its operational plan as a standalone company. As a result of the capital needs required to pursue its operational plan as a standalone company, the Board discussed the need to raise capital, through an equity offering or otherwise, and, on October 28, 2014, the Company completed a public offering of 7,602,823 Shares and Celator Warrants to purchase up to 760,282 Shares, and received approximately $13.6 million in net proceeds from such public offering.

As part of the Company’s consideration of potential strategic alternatives, on November 13, 2014, Ms. Nicole Vitullo, a member of the Board, introduced Mr. Scott Jackson, Chief Executive Officer of the Company, to a representative of Parent. Following email exchanges, Mr. Jackson, along with Mr. Derek Miller, Chief Business Officer of the Company, met with representatives of Parent at an industry conference in San Francisco on December 6, 2014. During this meeting, representatives of each of the Company and Parent provided an oral presentation regarding each other’s businesses generally. Following this meeting, the Company entered into a confidentiality agreement with Parent on December 22, 2014. Mr. Miller and representatives of the Company met again with representatives of Parent on January 12, 2015 at an industry conference in San Francisco, California. During this meeting, representatives of each of the Company and Parent discussed certain commercial assumptions and opportunities for VYXEOS.

In response to in-bound requests, the Company then held a number of routine management meetings with representatives of several pharmaceutical companies, including with Parent and a company referred to in this Schedule 14D-9 as “Party A,” to discuss potential strategic transactions involving the Company (including a potential partnership arrangement to commercialize VYXEOS outside of the United States and an acquisition of the Company), during which financial, commercial, clinical, legal, regulatory and other due diligence was conducted. DM participated in certain sessions relating to legal due diligence. The Company entered into confidentiality agreements with certain of these parties, after which it made certain non-public information available to such parties. In early 2015, representatives of MTS discussed with representatives of Parent the Company’s consideration of potential strategic alternatives.

In March and April 2015, both Parent and Party A submitted non-binding indications of interest to acquire the Company, in both cases for an upfront cash payment per Share ranging from $3.00 to $4.00 per Share, and a contingent value right that would pay an additional per Share amount upon achievement of certain milestones relating to the development and commercialization of VYXEOS, which rights ranged from $4.00 to $6.75 per Share. In response to Parent’s initial indication of interest on March 17, 2015, the Board formed a transaction committee consisting of five directors (Ms. Vitullo and Messrs. Jackson, Dougherty, Kollender and Morenstein) who undertook to make themselves available to meet on short notice to assist and advise on matters relating to a possible exploration of strategic alternatives (the “Transaction Committee”). The Board, the Transaction Committee and management utilized internal resources and external advisors in connection with their review and evaluation of the proposed transactions, including Kirkland & Ellis LLP (“K&E”), which was retained as the Company’s legal advisor in May 2015. The Board and the Transaction Committee held several telephonic meetings during the month of May 2015, with members of management and representatives of MTS, K&E and DM participating, to discuss the indications of interest delivered by Parent and Party A. However, none of these discussions advanced beyond an early stage or progressed to the point of negotiating a definitive agreement to acquire the Company.

On June 24, 2015, the Company publicly announced final induction response rate results in the Phase 3 study comparing VYXEOS to the standard of care regimen in patients with untreated high-risk (secondary) acute myeloid leukemia.

From June 24, 2015 to March 14, 2016, while it continued to progress the development of VYXEOS, the Company pursued a business development strategy focused on finding a potential partnership arrangement to commercialize VYXEOS outside of the United States. As a result, the Company and its representatives were routinely approached by, and the Company and its representatives routinely reached out to, other companies and their representatives regarding such potential partnering arrangements. During this period, the Company entered into a significant number of confidentiality agreements, including with a company referred to in this Schedule 14D-9 as “Party B,” and made relevant non-public information available to interested parties who had signed confidentiality agreements. The Company and DM also provided due diligence materials to certain parties that were under existing confidentiality agreements with the Company that were entered into prior to June 24, 2015 and that had expressed interest to the Company in re-initiating dialogue regarding a strategic transaction following the announcement of the induction response rate results. During the same period, representatives of MTS discussed with representatives of Parent the progress of the development of VYXEOS. However, none of this dialogue progressed past a preliminary phase. During this period, the Board focused primarily on the need to raise capital, through an equity offering or otherwise, to fund the initial launch activities and commercialization of VYXEOS and to advance the pipeline of the Company’s clinical stage assets.

On January 11, 2016, Mr. Miller met with representatives of Parent at an industry conference in San Francisco, California. During this meeting, representatives of the Company provided Parent with an update on VYXEOS, which included a discussion on the commercial assumptions relating to VYXEOS. Mr. Jackson, Mr. Michael Dougherty, Executive Chairman of the Board, and Mr. Bruce Cozadd, Chairman and Chief Executive Officer of Parent, also met two days later to discuss Parent’s interest in VYXEOS subject to receiving and reviewing Phase 3 data. That same day, representatives of MTS met and discussed the same with representatives of Parent.

On January 12, 2016, Messrs. Miller, Dougherty and Jackson also met with certain representatives of Party B to discuss VYXEOS.

On March 14, 2016, the closing price of the Shares was $1.68 per Share. Following the closing of U.S. stock markets on that day, the Company announced positive results from the Phase 3 trial of VYXEOS in patients with high-risk (secondary) acute myeloid leukemia compared to the standard of care regimen of cytarabine and daunorubicin. The trial met its primary endpoint demonstrating a statistically significant improvement in overall survival. On March 15, 2016, the Company hosted a conference call to discuss the results of the Phase 3 trial. The closing price of the Shares on March 15, 2016 was $8.94 per Share.

On March 17, 2016, the Board held a telephonic meeting, with members of management and representatives of DM participating, to further discuss the proposed financing for the Company. During this meeting, the Board discussed the Company’s business development strategy.

In the weeks following the announcement of the positive Phase 3 trial results, the Company received a significant number of unsolicited inquiries from parties that were already under confidentiality agreements with the Company, as well as additional parties, to explore opportunities for VYXEOS. The Company entered into 14 additional confidentiality agreements with interested third parties, and made relevant non-public information available to these parties as well as to certain parties who had previously signed confidentiality agreements with the Company and expressed renewed interest. In total, 41 parties that had signed confidentiality agreements and expressed an interest in discussing opportunities for VYXEOS were provided with relevant confidential information and diligence information.

On March 24, 2016, Messrs. Dougherty and Jackson received a call from Party B’s Chief Executive Officer, during which Party B’s Chief Executive Officer expressed Party B’s interest in VYXEOS.

On March 29, 2016, the Company completed a public offering of 4,600,000 Shares of the Company Common Stock at a public offering price of $9.50 per Share to fund regulatory, manufacturing, commercial and clinical activities for VYXEOS and general corporate purposes, including working capital.

On April 4, 2016, a representative of Parent contacted Mr. Miller to congratulate him on the positive results for VYXEOS and to express Parent’s desire to re-engage in discussions regarding a strategic transaction involving the Company.

On April 14, 2016, the Company entered into a confidentiality agreement with a company referred to in this Schedule 14D-9 as “Party C.”

On April 18, 2016, Mr. Miller and other representatives of the Company met with representatives of Parent during an industry conference which took place in New Orleans, Louisiana and discussed the draft agenda for an upcoming in-person meeting on April 26, 2016 covering medical, commercial, clinical, and regulatory issues.

On April 22, 2016, at a regularly scheduled Board meeting, members of management updated the Board on the data from the Company’s Phase 3 clinical study of VYXEOS and members of management and representatives of MTS updated the Board on the recent interactions representatives of the Company and MTS had with representatives of the pharmaceutical companies that had expressed an interest in opportunities relating to VYXEOS. Management also discussed with the Board its plan to hold a number of management meetings in person and by conference call with representatives of several pharmaceutical companies, including Parent, to discuss potential strategic transactions involving the Company. During this meeting, members of management reviewed with the Board financial matters with respect to the Company, including a preliminary review by management of the Company’s projections that were prepared at the request of the Board as part of the Company’s regular operating plan.

On April 26, 2016, Mr. Miller and other representatives of the Company met with certain representatives of Parent at the offices of the Company’s legal advisor, DM, in Philadelphia, Pennsylvania. During this meeting, members of management gave a presentation covering a range of topics, with a specific focus on medical, commercial, clinical, and regulatory issues and due diligence was conducted by Parent.

On April 28, 2016, following a call from Mr. Cozadd to Messrs. Dougherty and Jackson, the Company received a written non-binding indication of interest from Parent to acquire the Company for $20.00 in cash per Share, subject to the completion of due diligence and other customary conditions. The indication of interest included a request for the Company to respond by May 3, 2016. The indication of interest also stated that Parent was prepared to promptly finalize its due diligence and negotiate definitive agreements on an accelerated timeline. The closing price of the Shares on that day was $14.84 per Share.

On April 28, 2016, members of the Transaction Committee held a telephonic meeting, with a majority of the members the Board, members of management and representatives of MTS, DM and K&E participating. During that meeting, members of the Transaction Committee, the other members of the Board present and management discussed the indication of interest received from Parent earlier that day and determined that such indication was credible and warranted further exploration. The Transaction Committee and the other Board members present then discussed the pros and cons of exploring the indication of interest from Parent, as well as exploring interest from other potential interested parties. After discussion, the Transaction Committee and the other Board members present directed MTS to contact Parent to indicate the ongoing consideration of the indication of interest, which MTS representatives did on April 29, 2016. The Transaction Committee and the other Board members present also directed MTS and management to engage in discussions with the parties who had expressed unsolicited interest in the Company since the March 14 announcement of Phase 3 results for VYXEOS, as well as certain other potential parties, for a total of 35 pharmaceutical and biotechnology companies to be contacted (the “Potential Bidders”), including Parent, Party A and Party B, to explore their interest in a potential strategic transaction with the Company. These parties had been identified as having both the strategic interest and financial wherewithal to explore a potential acquisition of the Company or a partnership arrangement to commercialize VYXEOS outside of the United States.

Between April 28 and May 2, 2016, at the direction of the Transaction Committee and the Board, representatives of MTS contacted representatives of each of the Potential Bidders, including Parent, Party A and Party B, to gauge their interest in pursuing a strategic transaction with the Company. Representatives of MTS informed Parent that the Company would not be in a position to respond to their proposal by May 3, 2016 in light of the fact that the Board was still considering the indication of interest and intended to engage in a process to explore an acquisition or a partnership arrangement to commercialize VYXEOS outside of the United States with the Potential Bidders. Parent was also informed that the Company would soon provide Parent with further information regarding the Company’s anticipated timeline for a process. Representatives of MTS informed the other Potential Bidders that interested parties would be asked to submit initial proposals at a later date and that the Company would soon provide them with further information regarding the Company’s anticipated timeline for a process.

On May 2, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to further discuss the indication of interest received from Parent as well as the other significant unsolicited interest in the Company from multiple other parties. Representatives of K&E reviewed with the Board its fiduciary duties when considering strategic transactions, and discussed certain topics relating to process considerations. Representatives of MTS reviewed with the Board a preliminary financial analysis of the Company, based, among other things, upon the Company projections that were presented to the Board, and the indication of interest from Parent. Representatives of MTS also described the ongoing contacts with Potential Bidders relating to a strategic transaction. The Board also had a preliminary discussion regarding potential conflicts of interest between the Company, on the one hand, and members of the Board and/or MTS, on the other, and discussed the importance of discussing any such issues with the Board. The Board then discussed with representatives of MTS and K&E the Company’s anticipated timeline for a process, and weighed the potential benefits of a May 20, 2016 submission date for proposals, including, among others, the potential to obtain a higher value transaction and negotiate more favorable terms from other Potential Bidders who may need more time to formulate an indication of interest, against the potential risk of delays in engaging with Parent, including the possibly that Parent might withdraw its interest. After discussion, it was also decided that discussions with Potential Bidders should not be limited to an acquisition of the Company, but should also include partnership arrangement to commercialize VYXEOS outside of the United States (such transactions are collectively referred to herein as a “Qualified Transaction”). The Board directed representatives of MTS and K&E to prepare a letter to be sent to each Potential Bidder with a May 20, 2016 submission date for proposals and directed MTS to continue to engage in discussions with the Potential Bidders to determine their interest in considering a Qualified Transaction.

Beginning later that day, at the direction of the Board, MTS distributed a letter to each of the Potential Bidders, requesting proposals for a Qualified Transaction on or before May 20, 2016. The letter indicated that the Company’s proposed form of merger agreement would also be provided shortly, and that proposals received by May 20, 2016, if related to the acquisition of the Company, would need to be accompanied by a markup of the Company’s proposed form of merger agreement.

On May 3, 2016, the Company entered into a confidentiality agreement with a company referred to in this Schedule 14D-9 as “Party D.”

On May 11, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to provide an update on the status of the outreach conducted by MTS at the direction of the Board. As part of this discussion, MTS provided a presentation to the Board with a list of the Potential Bidders that MTS had reached out to. For each of the Potential Bidders, representatives of MTS provided an overview of the level of interest and type of Qualified Transaction likely to be pursued, capacity to engage with the Company in a timely manner and to maximize stockholder value, as well as outstanding due diligence items. Following discussion, and based on the expertise and judgment of the Board and the advice of representatives of MTS, the Board again confirmed that the range of Potential Bidders contacted by MTS was appropriate in light of the considerations previously discussed by the Board. During this meeting, representatives of K&E provided the Board with a summary of the Company’s proposed form of merger agreement. Following K&E’s description of the Company’s proposed form of merger agreement and discussion, the Board instructed MTS to provide a draft of the merger agreement to the Potential Bidders, which MTS did later that day.

During the period from May 2 through May 20, 2016, the Company held a number of management meetings with representatives of the Potential Bidders, during which financial, commercial, clinical, legal, regulatory and other due diligence was conducted. On May 11, 2016, Messrs. Jackson and Miller met for dinner with representatives of Party D, during which Party D requested information relating to VYXEOS. On May 17, 2016, Messrs. Jackson and Dougherty and other representatives of the Company held a telephonic conference with representatives of Party B to discuss the organizational structure of the Company and other clinical topics. During the same period, representatives of MTS discussed with representatives of the Potential Bidders the ongoing process.

On May 20, 2016, the Company received six written non-binding indications of interest. Of these six indications of interests, four of them (from Parent, Party B, Party C and Party D) contemplated an acquisition of the Company, and two of them (from companies referred to in this Schedule 14D-9 as “Party E” and “Party F”) contemplated a partnership arrangement to commercialize VYXEOS outside of the United States. The closing price of the Shares on that day was $16.90 per Share. Parent submitted a non-binding indication of interest to acquire the Company for $20.00 in cash per Share. Party B submitted a non-binding indication of interest to acquire the Company for $21.00 in cash per Share. Party C submitted a non-binding indication of interest to acquire the Company for $18.00 in cash per Share. Party D submitted a non-binding indication of interest to acquire the Company for $21.00 in cash per Share. The submissions of each of Parent, Party B, Party C and Party D were made subject to the completion of due diligence and other customary conditions, and included a markup of the Company’s proposed form of merger agreement. Additionally, each of Parent’s, Party C’s and Party D’s markups of the Company’s proposed form of merger agreement included a request that certain stockholders (and in some cases, directors and officers of the Company) enter into a support agreement to tender their Shares in the contemplated tender offer.

With respect to the partnership arrangements to commercialize VYXEOS outside of the United States, Party E proposed an upfront payment of $10 million and milestone payments up to $80 million upon achievement of certain net sales milestones, as well as a 5% royalty on all net sales. Party F proposed an upfront payment of 30 million euros and milestone payments up to 80 million euros upon achievement of certain net sales milestones, as well as a range of 10% to 20% royalty on all net sales.

On May 22, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to discuss the indications of interests received by the Company on May 20, 2016 and potential strategic alternatives for the Company. Members of management reviewed with the Board financial matters with respect to the Company, including a review by management of the Company’s projections that were previously presented to the Board. Representatives of MTS reviewed with the Board a preliminary financial analysis of the Company and the indications of interests from Parent, Party B, Party C, Party D, Party E and Party F. The Board discussed potential risks and benefits of continuing to pursue its operational plan as a standalone company, including the risks associated with building a commercial infrastructure and launching the Company’s first commercial product and the execution and other risks associated with transforming a pre-commercial oncology-focused biopharmaceutical company into a profitable pharmaceutical company with sufficient scale and commercial execution ability to compete effectively in a competitive industry. Following discussion, the Board determined that a sale of the Company would be a more attractive alternative to maximize stockholder value in light of the values being offered by Parent, Party B, Party C and Party D relative to a partnership with Party E or Party F. The Board, management and representatives of MTS and K&E also discussed the indications of interests received from Parent, Party B, Party C and Party D, including their respective comments to the Company’s proposed form of merger agreement. The Board focused specifically on certain principal issues in the merger agreement, including the definition of “material adverse effect” and the deal protection provisions and the allocation of certain risks associated with VYXEOS between signing and closing. The Board and management discussed the effect of these issues on the certainty of closing a potential transaction. Members of management also updated the Board on the status of due diligence with Parent, Party B, Party C and Party D. Following discussion, and in light of the financial analysis prepared by MTS, it was the sense of the Board that the process was robust and that there was a potential to create a competitive dynamic to obtain an even higher value transaction and negotiate more favorable terms with each of Parent, Party B, Party C and Party D. As a result, the Board directed MTS to inform each of Parent, Party B, Party C and Party D that the process was highly competitive and that these parties would have the opportunity to increase their respective per Share indications of interest by May 25, 2016.

Following the meeting, at the direction of the Board, on May 22, 2016, representatives of MTS contacted each of Parent, Party B, Party C and Party D to inform them that the Company had received several all-cash proposals, and encouraged each of them to resubmit a proposal and improve their terms. MTS distributed a letter to that effect, requesting revised proposals on or before May 25, 2016. In addition, based on direction from the Board, K&E provided a revised draft merger agreement to each bidder, the terms of which were primarily based on the most favorable markup of such agreement received on May 20, 2016. This revised draft merger agreement was sent to each of Parent, Party B, Party C and Party D that same day. Representatives of MTS informed Party E and Party F that, based on the Board’s discussion, the Company would only be considering indications of interest relating to an acquisition of the Company on a going-forward basis. Party E and Party F indicated that they would not be able to submit revised and competitive indications of interest for the acquisition of the Company in a timely manner.

On May 25, 2016, Party C informed representatives of MTS that it was no longer interested in pursuing a potential transaction with the Company as Party C did not believe it could be competitive from an economic standpoint.

On May 25, 2016, the Company received revised non-binding indications of interest from each of Parent, Party B and Party D. Parent submitted a revised non-binding indication of interest to acquire the Company for $23.00 in cash per Share, subject to the completion of due diligence and other customary conditions, along with a markup of the Company’s proposed merger agreement. Party B submitted a revised non-binding indication of interest to acquire the Company for $23.00 in cash per Share plus an additional $2.00 per Share in contingent value rights to be paid upon the FDA approval of VYXEOS, subject to the completion of due diligence and other customary conditions. Party B also submitted a markup of the Company’s proposed merger agreement. Party D submitted a revised non-binding indication of interest to acquire the Company for $24.50 in cash per Share, subject to the completion of due diligence and entry into exclusivity though June 7, 2016. Party D also submitted a markup of the Company’s proposed merger agreement.

On May 26, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to discuss the indications of interests received by the Company on May 25, 2016. Representatives of MTS reviewed with the Board a preliminary financial analysis of the Company and the indications of interests from Parent, Party B and Party D. The Board, management and representatives of MTS and K&E also discussed the indications of interests received from Parent, Party B and Party D, including their comments to the Company’s proposed form of merger agreement. The Board focused specifically on certain principal issues, including the definition of “material adverse effect” and the “no-shop” provisions and the allocation of certain risks associated with VYXEOS between signing and closing. The Board and management discussed the effect of these issues on the certainty of closing a potential transaction. As for Party D’s request for exclusivity, it was the sense of the Board that it should be rejected at the time. Members of management also updated the Board on the status of due diligence with Parent, Party B and Party D. Representatives of MTS also updated the Board on communications with two other Potential Bidders that were large cap publicly traded companies that had been substantially involved in due diligence through the latter stages of bidding. While these two Potential Bidders had previously indicated that they intended to submit indications of interest despite missing the initial submission date, they both subsequently indicated that, based on the valuation guidance given to them by representatives of MTS, they would not be able to submit competitive indications of interest given where the other bidders’ current indications of interest stood. Following discussion, and in light of the financial analysis prepared by MTS, it was the sense of the Board that the process remained very competitive and that there was a potential to obtain an even higher value transaction and negotiate more favorable terms (especially with respect to the merger agreement) with each of Parent, Party B and Party D. As a result, the Board directed MTS to inform each of Parent, Party B and Party D that they would have the opportunity to increase their respective per Share indications of interest by May 27, 2016 and provide a “best and final” proposal. The closing price of the Shares on May 26, 2016 was $17.50 per Share.

On May 26, 2016, at the direction of the Board, representatives of MTS discussed with Parent, Party B and Party D the ongoing process, highlighting the highly competitive nature of the process and indicating that the Company was asking for “best and final” proposals accompanied by a markup of the Company’s proposed form of merger agreement by May 27, 2016. On May 26, 2016, MTS distributed a letter to each of Parent, Party B and Party D that requested revised proposals on or before May 27, 2016. During that day, K&E received calls from each of Parent’s, Party B’s and Party D’s counsel to discuss the issues identified in each parties’ markup to the Company’s proposed form of merger agreement.

Between the evening of May 26, 2016 and the morning of May 27, 2016, the Company received revised non-binding indications of interest from each of Parent, Party B and Party D. Parent submitted a revised non-binding indication of interest to acquire the Company for $30.25 in cash per Share, along with a markup of the Company’s proposed form of merger agreement. Party B submitted a revised non-binding indication of interest to acquire the Company for $25.50 in cash per Share, while Party D sent an email to representatives of MTS to inform them that Party D’s indication of interest to acquire the Company would remain at $24.50 in cash per Share. As previously, each party indicated that, as a condition to signing a definitive agreement, it would seek support agreements from certain stockholders of the Company.

On the morning of May 27, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to discuss the indications of interest received by the Company on the evening of May 26, 2016 and the morning of May 27, 2016. Representatives of MTS reviewed with the Board a preliminary financial analysis of the Company and the indications of interests from Parent, Party B and Party D. The Board, management and representatives of MTS and K&E also discussed the indications of interests received from Parent, Party B and Party D, including their comments to the Company’s proposed form of merger agreement. Representatives of MTS indicated that, based on their discussions with each of them, each party had understood how competitive the process was, and understood the request for “best and final” proposals that MTS made the previous day. Representatives of K&E indicated that, if the Board decided to proceed, a merger agreement with Parent could be executed within a day or two. Following a discussion, the Board directed representatives of MTS to communicate to Parent that it had been selected as the winning bidder in the process and the goal of executing a definitive agreement in a timely manner.

Following the meeting, at the direction of the Board, on May 27, 2016, representatives of MTS contacted representatives of Parent to inform them of the Board’s decision and to discuss outstanding items and contemplated timeline to execute the merger agreement. K&E contacted Cooley LLP, counsel to Parent, to discuss the same.

During the day on May 27, 2016, representatives of K&E and Cooley worked to finalize the merger agreement and the Company’s disclosure letter. Additionally, members of management, K&E, DM and Morrison & Foerster LLP, intellectual property counsel to the Company, participated on a call with representatives of Parent and Cooley to answer Parent’s outstanding confirmatory due diligence questions and questions relating to the Company’s disclosure letter.

On the afternoon of May 27, 2016, the Board held a telephonic meeting, with members of management and representatives of MTS, DM and K&E participating, to consider approval of the proposed merger agreement with Parent and Purchaser. At this meeting, management and representatives of K&E reviewed with the Board the outcome of the negotiations with Parent, and the revised terms and conditions of the proposed merger agreement with Parent compared to the Company’s proposed merger agreement dated May 11, 2016. The Board asked questions and discussion ensued. Representatives of MTS reviewed with the Board the financial analysis of MTS of the $30.25 per Share cash consideration, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. For a detailed discussion of MTS’s opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor.”

The Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. After discussions with its financial and legal advisors and members of management, and in light of the reasons considered, the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interest of the Company and its stockholders, and approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement. For a detailed description of the various reasons considered by the Board, please see below under the heading “—Reasons for the Recommendation of the Board.” The Board also approved an amendment to the by-laws of the Company to provide that, unless the Company otherwise consents in writing, the exclusive forum for the adjudication of certain types of legal actions brought by stockholders of the Company, including derivative actions, against or on behalf of the Company will be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), which amendment became effective immediately.

On the evening of May 27, 2016, the parties executed the Merger Agreement and Parent and certain of the Company’s stockholders and officers executed support and tender agreements to tender their Shares in the Offer.

Prior to the opening of U.S. stock markets on May 31, 2016, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On June 10, 2016, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors and considered and analyzed a range of factors. In the course of reaching its determination to approve and declare advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits, each of which the Board believed supported its unanimous determination and recommendation:

•	Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders of the Company with the opportunity to receive a significant premium over the current and historical market price of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 73% over the closing price of the Shares traded on the NASDAQ Capital Market (“NASDAQ”) on May 26, 2016, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 101% over the volume-weighted average price at which the Shares traded on the NASDAQ for the 30 trading days preceding May 26, 2016, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 123% over the volume-weighted average price at which the Shares traded on the NASDAQ during the period from March 15, 2016, the first trading day after the Company announced positive results from the Phase 3 trial of VYXEOS and May 26, 2016, the trading day immediately prior to the date of the Merger Agreement; and

•	a premium of approximately 604% over the volume-weighted average price at which the Shares traded on the NASDAQ during the one-year period preceding May 26, 2016, the trading day immediately prior to the date of the Merger Agreement.

•	Cash Tender Offer; Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	The Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company. The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks identified by the Board were:

•	the risks associated with the regulatory approval process for VYXEOS, including the risk of nonapproval or delay in approval and the risk of any limitations or warnings in the label of an approved product, any requirements for additional clinical trials or other requirements that could impair the commercial opportunities and value of VYXEOS;

•	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed;

•	the risks associated with successfully developing and manufacturing VYXEOS, and building a commercial infrastructure and launching the Company’s first commercial product and the execution and other risks associated with transforming a pre-commercial oncology-focused biopharmaceutical company into a profitable pharmaceutical company with sufficient scale and commercial execution ability to succeed in a competitive industry;

•	the risks relating to the current and anticipated future pricing and reimbursement environment for prescription oncology products;

•	the Company’s dependence on future partnerships for the development and commercialization of VYXEOS outside of the United States; the competitive nature of the Company’s industry and target markets;

•	the Company’s financial and human resources and the substantial additional funding (and potential for incremental stockholder dilution) that would be needed by the Company to fund its operations and to commercialize its product candidates;

•	the uncertain nature of the financial markets and the potential that equity or debt funding may not be available to the Company on attractive terms, or at all, at various times in the future; and

•	general risks and market conditions that could reduce the market price of the Shares.

•	Potential Strategic Alternatives. The Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity, the possibly of entering into a partnership arrangement to commercialize VYXEOS outside of the United States and the desirability and perceived risks of such alternatives), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create value greater than the Offer Price for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

•	Value. The Board believed that the Offer Price of $30.25 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with Parent and Terms of the Merger Agreement. The Board believed that the Offer Price of $30.25 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Parent and other Potential Bidders. The Board believed, based on these negotiations and discussions, and as a result of the competitive process it had undertaken, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms for the Company to which Parent was willing to agree.

•	Terms of the Merger Agreement supporting the Board’s belief that the Merger Agreement was advisable and that the the Offer, the Merger and the other transactions contemplated by the Merger Agreement were in the best interest of the Company and its stockholders include:

•	Definition of Material Adverse Effect — the definition of “Material Adverse Effect” in the Merger Agreement contains certain exceptions, including one which allocates certain risks regarding VYXEOS to Parent by providing that, subject to certain exclusions for fraud, that risks relating to regulatory, clinical or manufacturing changes, events or developments or any other actions or inactions after the execution of the Merger Agreement with respect to VYXEOS or with respect to any product of any competitor of the Company cannot be taken into account in determining whether there has been a material adverse effect on the Company.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing — the Board considered that the Offer would likely be consummated as a result of (i) the significant premium over the market price of the Shares and certainty of value to the Company’s stockholders offered by Parent, (ii) the financial ability and willingness of Parent to consummate the Offer, (iii) the Offer not being subject to any financing conditions, and (iv) the reasonable and customary nature of the other conditions to the Offer.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals — the Merger Agreement permits the Board to participate in discussions or negotiations with any third party that has made an unsolicited and written acquisition proposal that constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement) if the Board reasonably determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law.

•	Change of Recommendation — the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties under applicable law.

•	Fiduciary Termination Right — the Board may terminate the Merger Agreement to accept a Superior Company Proposal if, among other things, (i) the Board has received a Superior Company Proposal that did not result from a material breach of the Company’s obligations under the Merger Agreement and (ii) prior to such termination, the Company has paid, or simultaneously with the termination of the Merger Agreement pays, to Parent the Company Termination Fee (as defined in the Merger Agreement) of $45,800,000, which constitutes approximately 3% of the equity value of the transaction, which the Board believed was reasonable and not likely to deter competing bids.

•	Regulatory Undertaking — the Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance, and that Parent and the Company are obligated to use reasonable best efforts to obtain necessary regulatory approvals.

•	Extension of Offer Period — the fact that the Purchaser must extend the Offer for successive extension periods of not more than ten business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser).

•	Enforcement Right — the Company’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement against Parent.

•	Timing and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Board considered the business reputation, management and financial resources of Parent. The Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The Board considered the financial analyses presented by MTS to the Board, as well as the oral opinion of MTS Securities, LLC, rendered to the Board on May 27, 2016, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Support Agreement. The Board considered the fact that the Support Agreements entered into by certain of the Company’s stockholders terminate in the event that the Merger Agreement is terminated, which would permit those stockholders of the Company to support a transaction involving a superior proposal.

•	Appraisal Rights. The Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company or any potential future benefit from VYXEOS.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and will not take a number of actions related to the conduct of its business without the prior written consent of Parent (in each case subject to specified exceptions), which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals and requires the Company to pay to Parent a termination fee of $45,800,000 in certain circumstances if it terminates the Merger Agreement to accept a superior proposal.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the possibility of litigation in connection with the Merger.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Differing Interests. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders. See the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Financial Analyses and Opinion.

Opinion of the Company’s Financial Advisor

The Company retained MTS as its financial advisor in connection with the transaction. On May 27, 2016, MTS Securities, LLC, an affiliate of MTS Health Partners, L.P., rendered its oral opinion to the Board (as subsequently confirmed in writing as of May 27, 2016), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Offer Price per Share to be received by the holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of MTS, which we refer to as the MTS opinion, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with the opinion. The MTS opinion is attached as Annex A to this Statement and is incorporated herein by reference. The summary of the MTS opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. We urge you to read carefully the MTS opinion, together with the summary thereof in this Statement, in its entirety.

MTS provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The MTS opinion addressed solely the fairness, from a financial point of view, of the Offer Price per Share to be paid to the holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The MTS opinion is not a recommendation to the Board or any stockholder of the Company as to how to vote on or take any other action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

In the course of performing its review and analyses for rendering the opinion described above, MTS:

(i)	reviewed the financial terms of the Merger Agreement;

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

(iv)	reviewed certain internal financial analyses and forecasts prepared by and provided to MTS by the management of the Company relating to its business (the “Company Projections”);

(v)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iv) above;

(vi)	compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies, in each case, that MTS deemed relevant;

(vii)	reviewed and analyzed the proposed financial terms of the transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that MTS deemed relevant; and

(viii)	performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate for the purposes of the opinion.

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS. MTS and its personnel are not legal, regulatory, tax or financial reporting experts and relied, with the consent of the Board, on the assessments made by advisors to the Company with respect to such issues. MTS did not conduct any independent verification of the Company Projections. Without limiting the generality of the foregoing, with respect to the Company Projections, MTS assumed, with the consent of the Board, and based upon discussions with the Company’s management, that they were reasonably prepared in good faith and that the Company Projections were the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company. MTS expressed no view as to the Company Projections or the assumptions on which they were based.

In arriving at its opinion, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and MTS was not furnished with any such evaluations or appraisals, nor did MTS evaluate the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with its opinion were going concern analyses. MTS expressed no opinion regarding the liquidation value of the Company or any other entity. MTS assumed that there was no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to MTS, other than as publicly disclosed. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, MTS made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters in rendering its opinion. MTS also assumed that neither the Company nor Parent is party to any material pending transaction that was not disclosed to MTS, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the transaction.

MTS assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the transaction.

The MTS opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to MTS, as of the date of its opinion. MTS did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Although subsequent developments may affect the conclusion reached in its opinion, MTS does not have any obligation to update, revise or reaffirm the opinion. The MTS opinion addresses solely the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) of the Offer Price per Share set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the transaction or any other aspect or implication of the transaction, including without limitation, the form or structure of the transaction. The MTS opinion does not address the Company’s underlying business decision to proceed with the transaction or the relative merits of the transaction compared to other alternatives available to the Company. The MTS opinion does not in any manner address the amount or nature of compensation to any of the officers, directors or employees of any party to the transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the transaction or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, MTS employed generally accepted valuation methods in reaching its opinion. The MTS opinion was reviewed and approved by a fairness committee of MTS.

Summary of Financial Analysis

MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, MTS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS with respect to the actual value of the Company or its capital stock.

In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS’s control and many of which are beyond the control of the Company. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Historical Stock Price Analysis

MTS reviewed the historical trading prices for Shares on certain dates and the volume weighted average trading prices as of 4:00 p.m. New York time on May 26, 2016 as reported by Capital IQ (“VWAP”) for certain periods, in order to put the current stock price in perspective with historical averages. MTS noted that the closing stock price of the Company Common Stock on May 26, 2016 was $17.50 per share. The following table presents the results of this historical share price analysis as of May 26, 2016:

VWAP Over Time	Last 5 Trading Days	Last 10 Trading Days	Last 30 Trading Days	Since March 15, 2016	Since January 1, 2016	Last Twelve Months
Volume Weighted Average Trading Price (VWAP)	$17.55	$16.30	$15.07	$13.54	$7.75	$4.30

Implied Transaction Premia Analysis

MTS analyzed the Offer Price per Share to be received by the holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement in relation to (i) the closing share price on May 26, 2016 (the last full trading day prior to the delivery by MTS of its opinion to the Board) and (ii) the VWAP for the shares ended as of May 26, 2016 (A) for the last 5 trading days, (B) for the last 10 trading days, (C) for the last 30 trading days, (D) since March 15, 2016, the first trading day after the Company announced positive results from the Phase 3 trial of VYXEOS in patients with high-risk (secondary) acute myeloid leukemia (“AML”), (E) since January 1, 2016, and (F) for the last twelve months.

This analysis indicated that the Offer Price per Share to be received by the holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement represented:

•	a premium of 73% to the closing share price on May 26, 2016;

•	a premium of 72% to the VWAP of the last 5 trading days;

•	a premium of 86% to the VWAP of the last 10 trading days;

•	a premium of 101% to the VWAP of the last 30 trading days;

•	a premium of 123% to the VWAP since March 15, 2016;

•	a premium of 290% to the VWAP since January 1, 2016; and

•	a premium of 604% to the VWAP of the last twelve months.

Valuation Analysis

MTS analyzed the valuation of the Company using three different methodologies:

•	discounted cash flow analyses;

•	comparable companies analysis; and

•	comparable acquisitions analysis.

The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis. MTS conducted discounted cash flow analyses using Company Risk Adjusted Projections for three different business cases: (1) VYXEOS is labeled at the time of FDA approval for treatment of intermediate and high risk AML restricted to patients over the age of 60 (we refer to this business case as the “Low Case”); (2) VYXEOS is labeled at the time of FDA approval for treatment of intermediate and high risk AML with no age restriction (we refer to this business case as the “Base Case”); and (3) VYXEOS is labeled at the time of FDA approval for treatment of AML (without age or risk restrictions) (we refer to this business case as the “High Case”). For additional information on the Company Risk Adjusted Projections see “Certain Projections”. At the direction of the Company, MTS conducted certain sensitivity analyses for purposes of its discounted cash flow analysis under each of the Low Case, Base Case and High Case utilizing a range of 2017 prices per vial and adjusting projected revenue under each business case by a revenue achievement factor ranging from 80% to 100%.

MTS utilized the unlevered free cash flows that Company management expects the Company will generate during the period beginning on July 1, 2016 and ending on December 31, 2030 under each business case taking into account adjustments based on probability of success factor assigned to each of the patient populations within AML (i.e., the Company Risk Adjusted Projections), sensitivities described above, and incorporating the cash tax savings from both the existing net operating losses and net operating losses that Company management estimates will be generated in the future (collectively referred to as the “NOLs”) that Company management expects the Company will utilize during such period. As part of its analysis, MTS accounted for stock based compensation as a cash expense. The unlevered free cash flows incorporating the NOLs were then discounted to present values using a range of discount rates from 11.5% to 13.5% based upon a weighted average cost of capital analysis. This discount rate range was based upon MTS’s analysis of selected publicly traded US oncology companies with products in the commercial phase and with equity market capitalizations of less than $20 billion, which in MTS’s judgment reflects the appropriate range of discount rates for a commercial stage oncology company with characteristics similar to the Company, and MTS’s experience and professional judgment. For each business case, an implied range of per share prices of the Company Common Stock was calculated based on the Company’s current capitalization (as provided by Company management).

This analysis indicated an implied per share price range for the Company Common Stock, rounded to the nearest $0.25 per share, of $6.50 to $18.00 under the Low Case, $9.25 to $24.75 under the Base Case and $12.25 to $31.75 under the High Case.

Comparable Companies Analysis. MTS selected the following publicly traded late stage non-immunotherapy oncology companies:

Puma Biotechnology, Inc.

MacroGenics, Inc.

Clovis Oncology, Inc.

Array BioPharma Inc.

ImmunoGen, Inc.

Progenics Pharmaceuticals, Inc.

Infinity Pharmaceuticals, Inc.

CytRx Corporation

Tokai Pharmaceuticals, Inc.

ArQule, Inc.

Sunesis Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded late stage non-immunotherapy oncology companies that, for purposes of analysis, may be considered similar to the Company.

The information that MTS reviewed included the equity values and enterprise values (calculated as the equity value (taking into account outstanding in-the-money options, restricted stock units and other equity awards and convertible securities) plus the book value of debt less cash equivalents). The high, mean, median and low equity values for this group of companies were $1,206 million, $435 million, $334 million and $41 million, respectively. The high, mean, median and low enterprise values for this group of companies were $983 million, $314 million, $268 million and $29 million, respectively.

Furthermore, MTS calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, selected Wall Street analyst projections, and closing stock prices on May 26, 2016 (the last full trading day prior to the delivery by MTS of its opinion to the Board). With respect to each of the selected comparable companies, MTS calculated enterprise value as a multiple of (i) the consensus estimated or Wall Street analyst estimated revenues for calendar years 2017, 2018 and 2019 and (ii) estimated peak sales. Note that while MTS reviewed estimated revenues based on calendar years, MTS’s analysis was focused on estimated peak sales. The results of this analysis are summarized as follows:

Revenue Multiple	2017E	2018E	2019E	Peak
Puma Biotechnology, Inc.	35.9x	4.2x	1.9x	0.4x
MacroGenics, Inc.	10.6x	6.8x	3.5x	0.7x
Clovis Oncology, Inc.	16.0x	4.7x	1.7x	0.9x
Array BioPharma Inc.	3.0x	3.9x	1.3x	0.7x
ImmunoGen, Inc.	4.5x	3.6x	0.9x	0.6x
Progenics Pharmaceuticals, Inc.	5.8x	2.6x	2.0x	0.5x
Infinity Pharmaceuticals, Inc.	0.5x	0.4x	0.4x	0.1x
CytRx Corporation	6.6x	5.3x	1.9x	0.3x
Tokai Pharmaceuticals, Inc.	N/A	110.2x	1.1x	0.1x
ArQule, Inc.	10.9x	2.7x	0.5x	N/A
Sunesis Pharmaceuticals, Inc.	1.8x	1.0x	0.4x	N/A

Summary Revenue Multiple Data for All Companies	2017E	2018E	2019E	Peak
High	35.9x	110.2x	3.5x	0.9x
Mean	9.6x	13.2x	1.4x	0.5x
Median	6.2x	3.9x	1.3x	0.5x
Low	0.5x	0.4x	0.4x	0.1x

Applying its professional judgment, MTS determined that a comparable enterprise value range represented $100 million to $975 million, as compared to the Company’s enterprise value of $821 million based on the closing share price of the Company Common Stock on May 26, 2016. The valuation range of this analysis resulted in an implied per share equity value range for the Company Common Stock, rounded to the nearest $0.25 per share, of $3.50 to $20.25.

MTS also applied a peak sales volume multiple range of 0.3x to 0.9x to the Company’s mean peak sales of $492 million (based upon published estimates by securities analysts and regardless of year), which resulted in an implied per share equity value range for the Company Common Stock, rounded to the nearest $0.25 per share, of $4.25 to $10.00.

Comparable Acquisitions Analysis. MTS examined selected comparable transactions involving commercial stage and Phase III stage oncology companies with rights to major geographies (non-partnered companies) that MTS judged to be relevant based on its experience and professional judgment. MTS reviewed and analyzed certain publicly available information for the following 15 business combinations since January 1, 2012.

Selected Commercial Non-Partnered Companies:

Date Announced	Target	Acquiror
07-27-2015	Caprelsa (AstraZeneca plc)	Genzyme Corporation
5-12-2015	ONCASPAR Portfolio (from Sigma-Tau Finanziaria S.p.A.)	Baxalta Incorporated
1-29-2015	Dendreon Corporation	Valeant Pharmaceuticals International, Inc.
9-5-2013	Astex Pharmaceuticals, Inc	Otsuka Holdings Co., Ltd.
7-31-2013	Ceptaris Therapeutics Inc.	Actelion US Holding Co.
7-13-2013	Talon Therapeutics, Inc.	Spectrum Pharmaceuticals, Inc.
4-26-2012	EUSA Pharma Inc.	Jazz Pharmaceuticals Public Limited Company
4-5-2012	Allos Therapeutics, Inc	Spectrum Pharmaceuticals, Inc.

Selected Companies With Phase III Assets:

Date Announced	Target	Acquiror
12-17-2015	Acerta Pharma B.V.	AstraZeneca plc
8-24-2015	Talazoparib (BioMarin Pharmaceutical Inc.)	Medivation, Inc.
5-15-2015	IgDraSol, Inc. (Sorrento Therapeutics, Inc.)	NantPharma, LLC
9-28-2014	Ambit Biosciences Corporation	Daiichi Sankyo Company, Ltd.
11-25-2013	Jennerex Biotherapeutics, Inc.	SillaJen, Inc.
2-29-2012	Boston Biomedical, Inc.	Dainippon Sumitomo Pharma Co., Ltd.
4-19-2012	Pacritinib (S*BIO Pte Ltd.)	Cell Therapeutics, Inc.

Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were commercial stage and Phase III stage oncology companies with characteristics that, for the purposes of analysis, may be considered similar to the Company, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of the Company and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS obtained from SEC filings, relevant press releases, Thomson Reuters Recap, S&P Capital IQ and company websites as of May 20, 2016. Using publicly available information, MTS calculated, for each selected transaction (i) the upfront transaction value as a multiple of estimated peak sales volume (to the extent available) and (ii) the total transaction value (or the enterprise value) as a multiple of estimated peak sales volume (to the extent available). MTS summarized the maximum, median, mean and low multiples of estimated peak sales volume (to the extent available) for the foregoing precedent transactions dividing the precedent transactions for each of the commercial stage oncology companies and Phase III stage oncology companies into two groups, selected transactions involving hematological tumors and all transactions. For the commercial stage oncology companies, the selected transactions involving hematological tumors consisted of ONCASPAR, Astex Pharmaceuticals, Inc., Talon Therapeutics, Inc., EUSA Pharma Inc. and Allos Therapeutics, Inc. For the Phase III stage oncology companies, the selected transactions involving hematological tumors consisted of Ambit Biosciences Corporation and Pacritinib (S*BIO Pte Ltd).

The results of this analysis are summarized as follows:

Selected Commercial Non-Partnered Companies:

Consideration
Target	Upfront		Total
	Value	Multiple	Value	Multiple
Caprelsa	$165m	1.7x	$300m	3.0x
ONCASPAR Portfolio	$900m	1.8x	$900m	1.8x
Dendreon Corporation	$495m	N/A	$495m	N/A
Astex Pharmaceuticals, Inc	$748m	N/A	$748m	N/A
Ceptaris Therapeutics Inc.	$250m	2.5x	$250m	2.5x
Talon Therapeutics, Inc.	$38m	0.9x	$233m	5.8x
EUSA Pharma Inc.	$650m	2.6x	$700m	2.8x
Allos Therapeutics, Inc	$107m	1.1x	$119m	1.2x

Selected Transactions Involving Hematological Tumors
	Upfront		Total
	Value	Multiple	Value	Multiple
Max	$900m	2.6x	$900m	5.8x
Median	$650m	1.4x	$700m	2.3x
Mean	$489m	1.6x	$540m	2.9x
Min	$38m	0.9x	$119m	1.2x

All Transactions
	Upfront		Total
	Value	Multiple	Value	Multiple
Max	$900m	2.6x	$900m	5.8x
Median	$373m	1.7x	$398m	2.7x
Mean	$419m	1.8x	$468m	2.9x
Min	$38m	0.9x	$119m	1.2x

Selected Companies With Phase III Assets:

Consideration
Target	Upfront		Total
	Value	Multiple	Value	Multiple
Acerta Pharma B.V.	$4,545m	0.9x	$6,045m	1.2x
Talazoparib	$410m	1.3x	$570m	1.8x
IgDraSol, Inc.	$90m	N/A	$1,290m	N/A
Ambit Biosciences Corporation	$248m	N/A	$343m	N/A
Jennerex Biotherapeutics, Inc.	ND	N/A	$150m	N/A
Boston Biomedical, Inc.	$200m	N/A	$2,640m	N/A
Pacritinib	$30m	N/A	$163m	N/A

Selected Transactions Involving Hematological Tumors
	Upfront		Total
	Value	Multiple	Value	Multiple
Max	$248m	N/A	$343m	N/A
Median	$139m	N/A	$253m	N/A
Mean	$139m	N/A	$253m	N/A
Min	$30m	N/A	$163m	N/A

All Transactions
	Upfront		Total
	Value	Multiple	Value	Multiple
Max	$4,545m	1.3x	$6,045m	1.8x
Median	$224m	1.1x	$570m	1.5x
Mean	$921m	1.1x	$1,600m	1.5x
Min	$30m	0.9x	$150m	1.2x

Applying its professional judgment, MTS determined that a comparable upfront range represented $150 million to $900 million of transaction values, and a comparable total transaction value range represented $300 million to $900 million. The valuation range of this analysis resulted in an implied per share equity value range for the Company Common Stock, rounded to the nearest $0.25 per share, of $4.25 to $18.75 for upfront per share consideration and $7.25 to $18.75 for total per share consideration.

Based upon the multiples of peak sales (to the extent available) for the comparable transactions and applying its professional judgment, MTS also applied a total transaction peak sales volume multiple range of 1.0x to 3.0x to the Company’s estimated peak sales of $492 million (based upon published estimates by securities analysts and regardless of year), which resulted in an implied per share equity value range for the Company Common Stock, rounded to the nearest $0.25 per share, of $11.00 to $30.00.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, MTS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The opinion of MTS was one of the many factors taken into consideration by the Board in making its determination to approve the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the holders of the Company Common Stock pursuant to the Offer and the Merger or of whether the Board would have been willing to agree to different consideration. The consideration to be received by the holders of the Company Common Stock pursuant to the Offer and the Merger was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. MTS provided advice to the Company during these negotiations. However, MTS did not recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As noted above, MTS acted as financial advisor to the Company in connection with the transaction and participated in certain of the negotiations leading to the Merger Agreement. The Company selected MTS because of the fact, among other things, that MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (exclusively those in the healthcare industry) and securities in connection with partnerships, mergers and acquisitions, financings and for other purposes, and that MTS is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions. Pursuant to an engagement letter agreement, dated as of September 8, 2014, as amended as of June 2, 2015 and, subsequently, as of September 29, 2015, between the Company and MTS (the “Engagement Letter”), the Company engaged MTS to act as its financial advisor in connection with the Company’s consideration, evaluation and/or exploration of certain potential financings, mergers and acquisitions transactions or similar transactions. In addition, MTS agreed to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid or received in any such transaction. As permitted by the terms of the Engagement Letter and pursuant to MTS’s internal policies, MTS Securities, LLC, rather than MTS Health Partners, L.P., delivered the fairness opinion. As compensation for MTS’s financial advisory services, the Company paid $230,000 in annual and monthly retainers as of June 1, 2016. Upon consummation of the Offer, the Company will pay a transaction success fee equal to approximately $22.6 million. In addition, the Company also agreed to reimburse MTS for its direct and out-of-pocket expenses incurred in connection with any of the matters contemplated in the Engagement Letter, as follows: (i) the reasonable fees and expenses of MTS’s outside legal counsel, not to exceed $150,000, and (b) other reasonable fees and expenses not to exceed $15,000, in each case unless otherwise approved in writing by the Company (such approval not to be unreasonably withheld). The Company also agreed to indemnify MTS and its related parties against various liabilities in connection with MTS’s engagement. In addition, in the two years prior to the date hereof, MTS has provided financial advisory and financing services for the Company and has received fees of $250,000 in connection with such services, which amount does not include $230,000 in retainer fees paid to date pursuant to the Engagement Letter. MTS may also seek to provide such services to the Company and Parent in the future and expects to receive fees for the rendering of these services.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, in connection with the Company’s strategic planning process, the Company’s management prepared, with the assistance of MTS, and provided to the Board forward-looking financial information for the years 2016 through 2030 based upon projections developed by the Company with respect to the Low Case, Base Case and High Case (each as described above). These internal financial forecasts for the years 2016 through 2030 (“Company Projections”) were reviewed by the Board and authorized by the Board for use by the Company’s financial advisor, MTS.

The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Company Projection, are being provided because the Company Projections were made available by the Company to MTS. The Company Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Company Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. These variables and assumptions included, but were not limited to, VYXEOS being commercialized by the Company in the United States beginning in 2017, the Company entering into a partnership agreement to commercialize VYXEOS outside of the United States and receiving a $50 million upfront cash payment and $25 million in future milestone payments and a 25% royalty rate for sales of VYXEOS (with the Company baring the cost of manufacturing and supplying inventory), product launch dates, label approved by regulatory authorities, pricing, market penetration, competition, and loss of exclusivity. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees and suppliers; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change.

In particular, the Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the Company Projections would be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

The Company Projections were developed by the Company on a standalone basis without giving effect to the transactions contemplated by the Merger Agreement, and therefore the Company Projections do not give effect to the Merger and the other transactions contemplated by the Merger Agreement or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement. Furthermore, the Company Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, MTS, Parent and Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. None of the Company, MTS, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent and Purchaser, intends to make publicly available any update or other revisions to the Company Projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company Projections.

Certain of the financial projections set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders of the Company are cautioned not to place undue, if any, reliance on these projections.

	Fiscal Year ending December 31,
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
	(Dollars in millions)
Low Case
Total Revenue	$52	$8	$64	$170	$316	$469	$568	$617	$643	$671	$684	$710	$724	$581	$408
Net Income	$16	($35)	$9	$102	$154	$238	$298	$327	$343	$360	$371	$388	$407	$322	$222
Cash Flows (1)	$69	($35)	$5	$89	$134	$215	$283	$318	$337	$356	$366	$384	$401	$343	$246
Risk Adjusted Cash Flows (2)	$69	($34)	($6)	$65	$78	$117	$154	$174	$181	$193	$196	$209	$221	$199	$158

Base Case
Total Revenue	$52	$14	$84	$215	$385	$546	$646	$694	$720	$751	$767	$795	$812	$649	$455
Net Income	$16	($30)	$28	$131	$183	$285	$347	$376	$392	$411	$424	$442	$463	$366	$252
Cash Flows (1)	$69	($30)	$23	$114	$160	$260	$331	$366	$385	$406	$418	$437	$456	$390	$279
Risk Adjusted Cash Flows (2)	$69	($29)	$12	$90	$109	$172	$218	$240	$250	$266	$270	$285	$302	$266	$203

High Case
Total Revenue	$52	$46	$193	$395	$579	$694	$742	$771	$798	$832	$849	$879	$897	$715	$499
Net Income	$16	($2)	$120	$210	$296	$368	$398	$415	$432	$453	$466	$486	$508	$403	$277
Cash Flows (1)	$69	($6)	$106	$180	$271	$350	$391	$410	$426	$447	$460	$481	$500	$428	$305
Risk Adjusted Cash Flows (2)	$69	($7)	$80	$135	$191	$240	$266	$279	$288	$301	$310	$323	$342	$300	$227

(1)	“Cash Flows” are defined as GAAP net income plus depreciation and amortization less changes in working capital and less capital expenditures.

(2)	Risk Adjusted Cash Flows are Cash Flows adjusted based on a probability of success factor assigned to each of the patient populations in each respective case (the “Company Risk Adjusted Projections”).

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, in connection with the Offer, each of the Supporting Stockholders has entered into the Tender and Support Agreement with Parent and Purchaser. Under the terms of the Tender and Support Agreement, the Supporting Stockholders have agreed, among other things, to tender all Shares now held or hereafter acquired by them in the Offer. As of May 27, 2016, the Supporting Stockholders owned an aggregate of approximately 18.4% of the outstanding Shares. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Tender and Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained MTS as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transactions contemplated by the Merger Agreement and, in connection with such engagement, MTS provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

For information regarding the Company’s retention of MTS, see “—Opinion of the Company’s Financial Advisor”, under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

During the past 60 days, except for (i) the scheduled vesting of Company Stock Options, (ii) the grant of Company Stock Options in the ordinary course and (iii) the entry into the Tender and Support Agreement, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Stockholder Approval of the Merger Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company under Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Consideration. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to the Company a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, NJ 08628

(609) 243-0123

Attention: Fred M. Powell, Vice President, Chief Financial Officer and Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Date, the Surviving Corporation must send an additional notice of the Effective Date to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Date through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of Shares to be more than, less than or equal to the Offer Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Offer Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Offer Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Offer Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION DESCRIBED IN THE TRANSACTION AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re -files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the terms of the Merger Agreement, each of Parent, Purchaser and the Company will use its reasonable best efforts to make or cause to be made within 10 business days after the date of the Merger Agreement a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Pursuant to the Merger Agreement, Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 9, 2016 for review in connection with the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC.

Cautionary Note Regarding Forward -Looking Statements.

To the extent that statements contained in this Schedule 14D-9 are not descriptions of historical facts regarding Celator, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this Schedule 14D-9 involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the ability to obtain the necessary regulatory approvals, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Forward-looking statements in this Schedule 14D-9 also involve substantial risks and uncertainties that could cause our research and development programs, the efficacy and commercial potential of our drug candidates, our ability to seek research and development collaborations with other biotechnology/pharmaceutical companies and our performance and achievements to differ significantly from those expressed or implied by the forward-looking statements. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligations under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Celator’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the company with the SEC.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 10, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed on June 10, 2016 by Parent and Purchaser (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(5)(A)*	Opinion of MTS Securities, LLC, dated May 27, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Summary Advertisement, as published in The New York Times on June 10, 2016 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(C)	Press Release issued by Parent and the Company, dated May 31, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 31, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 31, 2016).

(e)(2)	Form of Tender and Support Agreement, dated as of May 27, 2016, by and among Parent, Purchaser, CDK Associates, L.L.C., Valence CDK SPV, LP, Domain Partners VI, LP, DP VI Associates L.P., Domain Associates, L.L.C., Quaker BioVentures, L.P., Garden State Life Sciences Venture Fund, L.P., Lawrence Mayer, Scott Jackson, Fred Powell and Michael Dougherty (incorporated herein by reference to Exhibit (d)(2) on Schedule TO.

(e)(3)	Confidential Disclosure Agreement, dated December 22, 2014, by and between Parent and the Company (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	2013 Equity Incentive Plan, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2013).

(e)(5)	2013 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on May 24, 2013.)

(e)(6)	Amended and Restated 2005 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(7)	Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(8)	Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.13 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(9)	Form of Nonqualified Stock Option Agreement (Non-VC Directors). (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(10)	Form of Nonqualified Stock Option Agreement (VC Directors). (Incorporated by reference to Exhibit 10.15 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(11)	Amended and Restated Employment Agreement dated December 19, 2002 between Dr. Lawrence Mayer and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(12)	Amendment to Employment Agreement dated as of April 1, 2016 between Celator Pharmaceuticals, Inc. and Dr. Lawrence Mayer (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K current report filed on April 5, 2016).

(e)(13)	Amended and Restated Employment Agreement dated as of August 26, 2013 between the Company and Scott T. Jackson. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on August 27, 2013.)

Exhibit Number	Description

(e)(14)	Amendment to Employment Agreement dated as of April 1, 2016 between Celator Pharmaceuticals, Inc. and Scott T. Jackson (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K current report filed on April 5, 2016).

(e)(15)	Letter Agreement dated December 4, 2007 between Joseph A. Mollica, Ph.D. and the Company. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10 registration statement filed on November 13, 2012.)

(e)(16)	Letter and Restrictive Covenant Agreement dated December 7, 2012 between the Company and Fred M. Powell. (Incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Form 10 registration statement on January 30, 2013.)

(e)(17)	Amendment to Letter and Restrictive Covenants Agreement dated as of April 1, 2016 between Celator Pharmaceuticals, Inc. and Fred M. Powell (Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K current report filed on April 5, 2016).

(e)(18)	Employment Agreement dated as of August 20, 2015 between the Company and Michael R. Dougherty. (Incorporated by reference to Exhibit 10.1 to Form 8-K current report filed on August 24, 2015.)

(e)(19)	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10 registration statement filed on November 13, 2012.)

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celator Pharmaceuticals, Inc.

By:	/s/ Scott T. Jackson
Name: Scott T. Jackson
Title: Chief Executive Officer

Dated: June 10, 2016

Annex A

Confidential

MTS SECURITIES, LLC

May 27, 2016

Board of Directors

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center

Suite 180

Ewing, NJ 08628

Members of the Board of Directors:

We understand that Celator Pharmaceuticals, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of May 27, 2016 (the “Merger Agreement”), by and among Jazz Pharmaceuticals plc, an Irish public limited company (“Parent”), Plex Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Parent will cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), at a price per share equal to $30.25 (the “Offer Consideration”), net to the seller in cash, without interest. The Merger Agreement further provides that, following consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger,” and together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer (other than shares of Company common stock held by the Company, Parent or Merger Sub, or stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) will be converted into the right to receive the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Offer Consideration to be received by such holders in connection with the Transaction.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)	reviewed the financial terms of the Merger Agreement;

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

(iv)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(v)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iv) above;

(vi)	compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

Confidential

(vii)	reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that we deemed relevant; and

(viii)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of this opinion.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us. We are not legal, regulatory, tax or financial reporting experts and have relied, with your consent, on the assessments made by advisors to the Company with respect to such issues. We have not conducted any independent verification of the Company Projections. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent, and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections are the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company. We express no view as to the Company Projections or the assumptions on which they are based.

In arriving at the opinion set forth below, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to us, other than as publicly disclosed. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to us, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

Confidential

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub, and their respective affiliates) of the Offer Consideration set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the Transaction or any other aspect or implication of the Transaction, including without limitation, the form or structure of the Transaction. Our opinion does not address the Company’s underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the Transaction or with respect to the fairness of any such compensation.

It is understood that this letter is provided to the Board of Directors of the Company for your information in connection with your consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with the Transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to the Board of Directors or any stockholder of the Company as to how to vote on or to take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees of $465,000 in connection with such services. We may also seek to provide such services to the Company and Parent in the future and expect to receive fees for the rendering of these services.

This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

MTS SECURITIES, LLC

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4